Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on July 25, 2024
3:00 p.m. Israel time

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To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, July 25, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.      Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.      Approval of an extension of, and update of fees (indexation to the Israeli CPI) under, the Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd.;

3.      Approval of grant and extension of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders;

4.      Approval of grant and extension of an exemption to office holders who are deemed to be controlling shareholders;

5.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2024 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

6.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2023. This item does not require a shareholder vote.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on June 20, 2024, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about June 21, 2024.

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Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage. The approval of the proposals under Items 2, 3 and 4 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 6 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting and, for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than June 21, 2024. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the website of the Securities and Exchange Commission and the distribution website of the Israel Securities Authority, or the ISA.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the ISA or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy, please deliver, by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on July 25, 2024 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on July 25, 2024). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,
/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors
June 14, 2024

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ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

____________________________________

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on July 25, 2024
3:00 p.m. Israel time

____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, July 25, 2024, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.      Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.      Approval of an extension of, and update of fees (indexation to the Israeli CPI) under, the Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd.;

3.      Approval of grant and extension of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders;

4.      Approval of grant and extension of an exemption to office holders who are deemed to be controlling shareholders;

5.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2024 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

6.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2023. This item does not require a shareholder vote.

The proxy materials are being mailed to our shareholders as of June 20, 2024, or the Record Date, on or about June 21, 2024.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on July 23, 2024 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on July 25, 2024 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority, or the ISA, or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy card, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on July 25, 2024 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on July 25, 2024). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on June 20, 2024 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of June 13, 2024, we had 12,852,585 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or via the Electronic System of the ISA, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or via the Electronic System of the ISA (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists and will be deemed to be “present” at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present at the Meeting in person or by proxy or via the Electronic System of the ISA.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage in person or by proxy or via the Electronic System of the ISA. The approval of the proposals under Items 2, 3 and 4 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 6 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2023 see “Item 6.B: Directors, Senior Management and Employees — Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2023, or the 2023 Annual Report, filed with the Securities and Exchange Commission, or the SEC, on April 18, 2024. An “office holder” is defined under the Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 13, 2024 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo Nehama(2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership(3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,632,040	12.7%
Clal Insurance Enterprises Holdings Ltd.(7)	1,568,669	12.2%
The Phoenix Holdings Ltd.(8)	700,802	5.5%

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(1)      As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 13, 2024 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of June 13, 2024. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)      The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)      Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer, and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the Ms. Raphael is the majority shareholder of Kanir Ltd. and owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any.

(4)      By virtue of the shareholders agreement between Kanir and Nechama Investments, dated March 24, 2008, or the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by Ms. Raphael, Ms. Raphael may be deemed to own approximately 46.6%

of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)      The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)      Based on a Schedule 13G/A submitted on January 31, 2024 reporting holdings as of December 31, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,036,767 ordinary shares, which constitute approximately 8.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 595,273 ordinary shares, which constitute approximately 4.6% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)      Based on a Schedule 13G/A submitted on February 14, 2024 reporting holdings as of December 31, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 85,829 ordinary shares, including 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account and (ii) 1,482,840 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its account.

(8)      Based on a Schedule 13G/A submitted on December 26, 2023 by The Phoenix Holdings Ltd., or Phoenix. Based on the Schedule 13G/A, the 700,802 ordinary shares reported as beneficially owned by Phoenix consist of: (i) 26,869 ordinary shares held by The Phoenix Investments House — trust funds, (ii) 69,642 ordinary shares held by The Phoenix nostro accounts, (iii) 564,963 ordinary shares held by Partnership for Israeli Shares and (iv) 39,328 ordinary shares held by Partnership for investing in shares indexes. As noted in the Schedule 13G/A, the Phoenix entities that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will reelect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Mr. Shlomo Nehama, Mr. Ran Fridrich, Ms. Anita Leviant, Mr. Ehud Gil, Mr. Daniel Vaknin and Ms. Dorit Ben Simon. Mr. Shlomo Nehama, Mr. Ran Fridrich, Ms. Anita Leviant and Mr. Ehud Gil are standing for reelection. The current service terms of Daniel Vaknin and Dorit Ben Simon, our external directors, expire in December 2026.

All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

Information concerning Director Nominees

The following information is supplied with respect to each person nominated and recommended to be re-elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	69	Chairman of the Board
Ran Fridrich	71	Director and Chief Executive Officer
Anita Leviant(1)	69	Director
Ehud Gil	49	Director

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(1)      Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion — Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich has served as a director of Plasto-Cargal Group Ltd. (TASE: PLCR) since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in Cross Border and financial transactions, banking and Capital Markets. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech, Cyber and sustainable investments. LAGC provides soft landing for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the Group and served as a director in the overseas subsidiaries. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant also serves as President of the Israel-British Chamber of Commerce &Innovations, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions. Ms. Leviant is a certified mediator.

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil is an entrepreneur in the intersection of security and technology, a co-founder of Hystrix Technologies Ltd. and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or the IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF. Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. Mr. Gil is the brother of Ms. Anat Raphael.

Board Compensation

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Daniel Vaknin, Dorit Ben Simon and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 67,690 (equivalent to approximately €16,900) and an attendance fee per meeting (board or committee) of NIS 2,465 (equivalent to approximately €615). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors.

Messrs. Nehama and Fridrich do not receive the aforementioned director fees and options and provide services to our Company pursuant to a management services agreement, among us, Meisaf Blue & White Holdings Ltd., or Meisaf, Kanir and Keystone R.P. Holdings and Investments Ltd., or Keystone, approved by our shareholders in the general meeting held on August 12, 2021. For information concerning the proposed extension of, and update of fees under, this agreement, see Item 2.

Each of our directors also received an indemnification undertaking and an exemption letter as in effect on the date of their appointment, forms of which were attached as exhibits 4.3 and 4.4 to our 2023 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy, most recently approved by our shareholders at a meeting held on December 29, 2022. For information concerning the proposed renewal of indemnification undertakings and exemptions provided to office holders who are deemed to be controlling shareholders, see Items 3 and 4, respectively.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted on the matter at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders will be asked to vote on the appointment of each director nominee separately. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

APPROVAL OF AN EXTENTION TO, AND UPDATE OF FEES (INDEXATION TO THE ISRAELI CPI) UNDER, THE AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT AMONG THE COMPANY, MEISAF, KANIR AND Keystone R.P. Holdings and Investments Ltd.

At the Meeting, our shareholders will be asked to approve a three-year extension of the Amended and Restated Management Services Agreement currently in effect and an update of the fees paid thereunder based on the indexation of the original fees to the changes in the Israeli CPI since the commencement date of the agreement (July 1, 2021).

Background

Meisaf, an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board, a controlling shareholder and a director nominee, and Kanir, another controlling shareholder, controlled by Ms. Anat Raphael and Mr. Ran Fridrich, our CEO and director nominee, have been providing us management and board services to us since March 31, 2008 pursuant to a management services agreement. At our annual general meeting held on August 12, 2021, our shareholders approved the Amended and Restated Services Agreement among us, Meisaf, Kanir and Keystone, a private company wholly-owned by Mr. Ran Fridrich.

The Amended and Restated Management Services Agreement is included as Exhibit 4.18 to our 2023 Annual Report.

Pursuant to the Amended and Restated Management Services Agreement, Meisaf, Kanir and Keystone provide us management services and board services and advise and provide assistance to our management concerning our affairs and business. These services are provided by Mr. Nehama, who also serves as the Chairman of our Board of Directors as a representative of Meisaf, and by Mr. Fridrich, who serves as our CEO and a Board member, as a representative of Kanir and Keystone.

The Amended and Restated Management Services Agreement provides, inter alia, that: (a) the position of the CEO, held by Mr. Fridrich, is a full-time position and the position of the Chairman of the Board, held by Mr. Nehama, is set at no less than a 77% position, (b) that the management fees are: (i) to Meisaf, an annual amount of NIS 1,386,000 (NIS 115,500 on a monthly basis) plus applicable VAT and (ii) to Kanir and Keystone, an aggregate annual amount of NIS 1,800,000 (NIS 150,000 on a monthly basis) plus applicable VAT, in an initial division of NIS 660,000 to Kanir and NIS 1,140,000 to Keystone or such other division as notified in writing to the Company by Kanir and Keystone and (c) that Meisaf, Kanir and Keystone are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them or any of their employees, directors or officers in connection with the provision of the services.

We also provide Messrs. Nehama and Fridrich with office space and secretarial and office services in connection with their services to us and will continue to do so for the duration of the Management Services Agreement. The Amended and Restated Management Services Agreement includes a waiver by the Board of Directors representatives of the service providers of any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our Board of Directors.

The term of the Amended and Restated Management Services Agreement is currently due to expire on June 30, 2024, unless earlier terminated.

General

Approval of Extension of Term

At the Meeting, our shareholders will be asked to approve an extension of the Amended and Restated Services Agreement commencing July 1, 2024 and until June 30, 2027 (or such earlier date under the circumstances included in the Amended and Restated Management Services Agreement). If approved, the Amended and Restated Management Services Agreement will be in effect until the earlier of: (i) June 30, 2027, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors, (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the New Management Services Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis.

Approval of Updated Fees

As noted above, the current annual fees pursuant to the Amended and Restated Management Services Agreement are NIS 1,386,000 (NIS 115,500 on a monthly basis), plus applicable VAT, to Meisaf, and an aggregate amount of NIS 1,800,000 (NIS 150,000 on a monthly basis), plus applicable VAT, to Kanir and Keystone.

Due to significant increases in the Israeli CPI in recent years, the service providers under the Amended and Restated Management Services Agreement requested that the fees paid under this agreement will be updated by linking them to the changes in the Israeli CPI since July 1, 2021 (the commencement date of the Amended and Restated Management Services Agreement) and until the date of the Audit Committee and Board meetings contemplating and approving the updated fees. Based on the Israeli CPI for the month of April 2024 (published on May 15, 2024), the indexed amounts are NIS 1,541,306 (approximately €384,788) (approximately NIS 128,442 on a monthly basis), plus applicable VAT, to Meisaf, and an aggregate amount of NIS 2,001,697 (approximately €499,725) (approximately NIS 166,808 on a monthly basis), plus applicable VAT, to Kanir and Keystone in an initial division of NIS 734,000 to Kanir and NIS 1,267,697 to Keystone or such other division as notified in writing to the Company by Kanir and Keystone. These amounts will remain fixed throughout the extended term of the Amended and Restated Management Services Agreement (July 1, 2024 – June 30, 2027).

At a meeting held in March 2024, our Audit Committee resolved that under the circumstances and given the experience of Messrs. Nehama and Fridrich in our field of operations, the positions held by them in our company and our subsidiaries and affiliates, their in-depth knowledge and familiarity with our business, including our business prospects, business plans, ongoing projects and long-term goals, and the nature of the services provided under the Amended and Restated Management Services Agreement, a ‘competitive procedure’ is not appropriate for a proper examination of the extension and update to fees under the Amended and Restated Management Services Agreement and. In light of the above, our Audit Committee determined that the ‘other procedures’ that should be undertaking in order to properly examine the proposed extension of the Amended and Restated Management Services Agreement and the indexation of the fees to the Israeli CPI will be a benchmark study of the alternative compensation that would have been paid by us for similar services performed by a leading Israeli executive compensation consulting firm.

At meetings held by our Audit Committee and Compensation Committee and by our Board of Directors in May 2024, the members of such committee and our Board of Directors (excluding Messrs. Nehama, Fridrich and Gil, who is the brother of Ms. Raphael) deliberated and discussed the proposed extension and update to fees and reviewed the Amended and Restated Management Services Agreement in order to determine which, if any, updates and revisions were advisable.

In their deliberations, our Audit Committee and Compensation Committee and our Board of Directors contemplated, among other things, the considerations and issues as required by the Companies Law, including such considerations and issues required in connection with the approval of the Terms of Service and Employment of office holders and of persons deemed to be controlling shareholders. Our Audit Committee and Compensation Committee and our Board of Directors considered, among other things:

•        The alternative cost of obtaining the services of an active chairman of the board and of employing a chief executive officer, based on our Compensation Policy and on the compensation terms for similar positions as reflected in the benchmark study and noted that the updated (indexed) compensation is in line with the average aggregate compensation for Chairman of the Board positions and lower than the average aggregate compensation for Chief Executive Officers positions as reflected in the benchmark study;

•        The extent of time, scope and nature of services provided by Messrs. Nehama and Fridrich, and the contribution of Messrs. Nehama and Fridrich to the business and operations of the Company, which includes Mr. Fridrich’s active participation as a board member of Dorad, the ongoing management of our operations, evaluating, negotiating and consummating business acquisitions and dispositions, the management of our funds and financial affairs, discussions with potential investors and business partners, and the management of our investor relations activities and of our financing activities; and

•        The updated (indexed) compensation is in line with our Compensation Policy.

In light of the ongoing and expected future contribution and involvement of the service providers under the extended and updated Amended and Restated Management Services Agreement to and in our business and operations, our Audit Committee and Compensation Committee and our Board of Directors discussed and approved, and each recommended that our shareholders approve, the extension of, and update (indexation) of fees under, the Amended and Restated Management Services Agreement and determined that it is for the benefit of the Company. Our Audit Committee and Compensation Committee and our Board of Directors further determined that such resolutions and transactions do not involve a distribution (as such term is defined in the Companies Law).

Required Vote

Pursuant to Sections 270(4) and 275 of the Companies Law, the receipt of services from a controlling shareholder, including through an entity such controlling shareholder controls, and the Terms of Service and Employment of a controlling shareholder, requires the approval, in the following order, of: our Audit Committee (or Compensation Committee with respect to Terms of Service and Employment of a controlling shareholder), our Board of Directors and the affirmative vote of a majority of our ordinary shares voting on the matter at the Meeting, which is also required to satisfy at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. This special majority is required whether or not the proposed Terms of Service and Employment are in accordance with a company’s compensation policy. As noted above, the proposed resolution is in accordance with our Compensation Policy.

Pursuant to Section 268 of the Companies Law, a “controlling shareholder” for purposes of the requisite approval process under Sections 270(4) and 275 of the Companies Law is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company, including a person that holds 25% or more of the voting rights at a general meeting if there is no other person that holds more than 50% of the voting rights. For purposes of the approval process of this resolution and Section 268 of the Companies Law, we deem each of Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments, Kanir, Ran Fridrich, our CEO and a director nominee, and Ms. Anat Raphael to be our “controlling shareholders” due to their holdings as set forth above and their respective positions with such entities and the 2008 Shareholders Agreement.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

According to the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder will be deemed to declare and approve that it, he or she is NOT a “controlling shareholder” and does NOT have a “personal interest” in the approval of any of the items on the agenda of the Meeting that require the disclosure of a personal interest, except if such shareholder notified us of such position or personal interest in writing in advance of the vote. If you believe that you are a controlling shareholder or have a personal interest in any of the items on the agenda of the Meeting that require the disclosure of a personal interest and you wish to inform us of such position or personal interest, you should submit such information in advance of voting to our offices, c/o Ms. Hila Ishay, at 18 Rothschild Blvd., Tel Aviv 6688121, Israel by mail, phone (+972-3-797-1111) or email (hilai@ellomay.com).

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension of, and the update of fees under, the Amended and Restated Management Services Agreement among the Company, Meisaf, Kanir and Keystone and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

GRANT AND RENEWAL OF INDEMNIFICATION UNDERTAKINGS
TO OFFICE HOLDERS DEEMED TO BE CONTROLLING SHAREHOLDERS

Background

The Companies Law permits an Israeli company to undertake to indemnify its office holders in advance and to provide liability insurance covering its office holders against and with respect to certain liabilities, subject to certain conditions and limitations that appear in the Companies Law and provided that such company’s articles permit such indemnification and insurance. Our Articles permit us to provide such indemnification undertakings and to provide such insurance, subject to the limitations imposed by the Companies Law.

In addition, the Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Israeli Securities Law, 1968, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the office holder with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

General

Pursuant to the Companies Law, the terms of service and employment of controlling shareholders, which include the provision of indemnification undertakings and the provision of liability insurance, cannot continue for more than three consecutive years unless re-approved by the compensation committee, board of directors and shareholders every three years. Our office holders who are deemed to be controlling shareholders received indemnification undertakings from us, which include an undertaking to provide liability insurance in a minimum coverage amount of $10 million, in connection with the shareholders meeting held on June 21, 2018 and the renewal of these indemnification undertakings was approved by our shareholders at the shareholders meeting held on August 12, 2021. Therefore, we are proposing to approve the grant and renewal of indemnification undertakings to office holders deemed to be controlling shareholders (Messrs. Nehama and Fridrich, both of whom we deem to be controlling shareholders for purposes of the approval of terms of service and employment due to their relationships with controlling shareholders) in the form identical to the form of indemnification undertaking previously approved by our shareholders for grant to all of our current and future office holders, whether or not they are deemed to be controlling shareholders. For more information, see “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors” of our 2023 Annual Report. The form of indemnification undertaking is attached as Exhibit 4.4 to our 2023 Annual Report.

The form of indemnification undertaking also includes a provision of an exemption to the recipient of the undertaking, which is presented for approval under Item 4 below. Should the proposal under Item 4 below not be approved by the requisite majority, the form of indemnification undertaking and exemption letter of the office holders deemed to be controlling shareholders will be revised to remove any references to an exemption.

Our Audit Committee and Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant and renewal of our form of indemnification undertaking, including the provision of liability insurance as set forth therein, to office holders who are deemed to be controlling shareholders (currently Messrs. Nehama and Fridrich, both of whom we deem to be controlling shareholders for purposes of the approval of terms of service and employment due to their relationships with controlling shareholders) and determined that this resolution is for the benefit of the Company. In addition, in connection with such approval, our Audit Committee reviewed and confirmed that the indemnification undertaking proposed to be granted and renewed herein is in accordance with our Compensation Policy is the same as the form of indemnification undertaking previously and currently granted to our office holders who are not deemed to be controlling shareholders. Our Audit Committee and Compensation Committee and our Board of Directors further determined that the proposed resolution does not involve a distribution (as such term is defined in the Companies Law).

For the avoidance of doubt, if the proposal under this Item 3 is not approved, the validity of the provision of liability insurance to our current and future office holders who are deemed to be controlling shareholders as most recently approved in the shareholders meeting held on December 29, 2022 will not be affected.

Required Vote

For more information concerning the required approval process of terms of service and employment of persons deemed to be controlling shareholders see Item 2 under “Required Vote.”

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant and renewal of the Company’s form of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders, effective June 21, 2024, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

PROVISION AND RENEWAL OF AN EXEMPTION TO OFFICE HOLDERS DEEMED TO BE CONTROLLING SHAREHOLDERS

General

The Companies Law permits companies to exempt office holders from certain duties to the extent the articles of such companies permit such an exemption.

As permitted by our Articles and Compensation Policy, we previously granted an exemption to all of our office holders, including office holders deemed to be controlling shareholders, which exemption is included in the indemnification undertaking approved at our shareholders held on June 21, 2018 and the renewal of these indemnification undertakings was approved by our shareholders at the shareholders meeting held on August 12, 2021.

For more information, see “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors” of our 2023 Annual Report. The form of indemnification undertaking, which includes the exemption, is attached as Exhibit 4.4 to our 2023 Annual Report.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the provision and renewal of an exemption to office holders who are deemed to be controlling shareholders (currently Messrs. Nehama and Fridrich, both of whom we deem to be controlling shareholders for purposes of the approval of terms of service and employment due to their relationships with controlling shareholders), and determined that this resolution is for the benefit of the Company. In addition, in connection with such approval, our Audit Committee reviewed and confirmed that the exemption proposed to be granted and renewed herein is in accordance with our Compensation Policy and is the same as the exemption previously and currently granted to our office holders who are not deemed to be controlling shareholders. Our Audit Committee and Compensation Committee and our Board of Directors further determined that the proposed resolution does not involve a distribution (as such term is defined in the Companies Law).

Required Vote

For more information concerning the required approval process of terms of service and employment of persons deemed to be controlling shareholders see Item 2 under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the provision and renewal of an exemption to office holders who are deemed to be controlling shareholders, effective June 21, 2024, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2024 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2022 and 2023:

	2023	2022
	(Euro in thousands)
Audit Fees(1)	491	460
Audit-Related Fees(2)	94	—
Tax Fees(3)	50	70
Total	635	530

____________

(1)      Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)      Including professional services related to due diligence investigations.

(3)      Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2023, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2023 are included in our 2023 Annual Report on Form 20-F, which was filed with the SEC on April 18, 2024. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2023, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than June 21, 2024. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than June 28, 2024 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors,
/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors
Tel Aviv, Israel
June 14, 2024